FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
FDA grants Lynparza Priority Review for PROfound

20 January 2020 07:00 GMT

Lynparza regulatory submission granted Priority Review in the US for HRR-mutated metastatic castration-resistant prostate cancer

Submission based on PROfound, the first positive Phase III trial testing a targeted treatment in biomarker-selected prostate cancer patients

AstraZeneca and MSD Inc., Kenilworth, N.J., US (MSD: known as Merck & Co., Inc. inside the US and Canada) today announced that a supplemental New Drug Application for Lynparza (olaparib) has been accepted and granted Priority Review in the US for patients with metastatic castration-resistant prostate cancer (mCRPC) and deleterious or suspected deleterious germline or somatic homologous recombination repair (HRR) gene mutations, who have progressed following prior treatment with a new hormonal agent.

A Prescription Drug User Fee Act (PDUFA) date is set for the second quarter of 2020.

The Priority Review by the US Food and Drug Administration (FDA) is based on results from the Phase III PROfound trial, which were presented during the Presidential Symposium at the 2019 European Society of Medical Oncology congress.

Results of the PROfound trial showed Lynparza significantly reduced the risk of disease progression or death by 66% based on a hazard ratio of 0.34 (p<0.0001) vs. abiraterone or enzalutamide in patients with BRCA1/2 or ATM-mutated mCRPC, the primary endpoint of the trial.

The trial also showed that Lynparza reduced the risk of disease progression or death by 51% based on a hazard ratio of 0.49 (p<0.0001) vs. abiraterone or enzalutamide in the overall trial population of patients with HRR-mutated (HRRm) mCRPC (those with mutations in the genes for BRCA1/2, ATM, CDK12 or 11 other HRRm genes; key secondary endpoint). The safety and tolerability profile of Lynparza in the PROfound trial was in line with that observed in previous clinical trials.

Metastatic castration-resistant prostate cancer
Prostate cancer is the second-most common cancer in men, with an estimated 1.3 million new cases diagnosed worldwide in 2018 and is associated with a significant mortality rate.1 Development of prostate cancer is often driven by male sex hormones called androgens, including testosterone.2 mCRPC occurs when prostate cancer grows and spreads to other parts of the body despite the use of androgen-deprivation therapy to block the action of male sex hormones.2 Approximately 10-20% of men with advanced prostate cancer will develop CRPC within five years, and at least 84% of these will have metastases at the time of CRPC diagnosis.3 Of men with no metastases at CRPC diagnosis, 33% are likely to develop metastases within two years.3 Despite an increase in the number of available therapies for men with mCRPC, five-year survival remains low.3

PROfound
PROfound is a prospective, multicentre, randomised, open-label, Phase III trial testing the efficacy and safety of Lynparza versus new hormonal agents (e.g. abiraterone or enzalutamide) in patients with mCRPC who have progressed on prior treatment with new hormonal anticancer treatments and have a qualifying tumour mutation in one of 15 genes involved in the HRR pathway, including among them BRCA1/2, ATM and CDK12.

The trial was designed to analyse patients with HRRm genes in two cohorts: the primary endpoint was in those with mutations in BRCA1/2 or ATM genes and then, if Lynparza showed clinical benefit, a formal analysis was performed of the overall trial population of patients with HRRm genes (BRCA1/2, ATM, CDK12 and 11 other HRRm genes; key secondary endpoint).

Results showed a statistically significant and clinically meaningful improvement with Lynparza in the primary endpoint of radiographic progression-free survival (rPFS), improving the time patients with BRCA1/2- or ATM-mutated mCRPC lived without disease progression to a median of 7.4 months vs. 3.6 months for those treated with abiraterone or enzalutamide and reduced the risk of disease progression or death by 66% (HR 0.34 [95% CI, 0.25-0.47], p<0.0001). The trial also met the key secondary endpoint of rPFS in the overall HRRm population, where Lynparza reduced the risk of disease progression or death by 51% and improved rPFS to a median of 5.8 months vs. 3.5 months for those receiving abiraterone or enzalutamide (HR 0.49 [95% CI, 0.38-0.63], p<0.0001). PROfound is the first positive Phase III trial testing a targeted treatment in biomarker-selected prostate cancer patients.

The safety and tolerability profile of Lynparza in the PROfound trial was in line with that observed in prior clinical trials. The most common adverse events (AEs) ≥20% were anaemia (47%), nausea (41%), fatigue/asthenia (41%), decreased appetite (30%) and diarrhoea (21%). The most common Grade 3 or above AEs ≥1% were anaemia (22%), fatigue/asthenia (3%), vomiting (2%), dyspnoea (2%), urinary tract infection (2%), pulmonary embolism (2%), decreased appetite (1%), diarrhoea (1%), backpain (1%) and nausea (%). 16% of patients on Lynparza discontinued treatment due to AEs.

HRR gene mutations
HRR is a DNA repair process that allows for high-fidelity, error-free repair of damaged DNA, in the form of double-strand breaks and inter-strand crosslinks (amongst others).4,5 The inability to properly repair DNA damage leads to genomic instability and contributes to cancer aetiology.5 Deficiency in HRR leads to a compromised ability to repair damaged DNA, and is a feature of cancer cells that is a target for PARP inhibitors, such as Lynparza. PARP inhibitors block DNA damage repair by trapping of PARP bound to DNA single-strand breaks which leads to replication fork stalling causing their collapse and the generation of DNA double-strand breaks which in turn lead to cancer cell death.4

Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in homologous recombination repair, such as mutations in BRCA1 and/or BRCA2. Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death. Lynparza is being tested in a range of PARP-dependent tumour types with defects and dependencies in the DDR pathway.

Lynparza is currently approved in 65 countries, including those in the EU, for the maintenance treatment of platinum-sensitive relapsed ovarian cancer, regardless of BRCA status. It is approved in the US, the EU, Japan, China and several other countries as 1st-line maintenance treatment of BRCA-mutated advanced ovarian cancer following response to platinum-based chemotherapy. It is also approved in 44 countries, including the US and Japan, for germline BRCA-mutated, HER2-negative, metastatic breast cancer, previously treated with chemotherapy; in the EU, this includes locally advanced breast cancer. It is approved in the US as a 1st-line maintenance treatment for germline BRCA-mutated metastatic pancreatic cancer. Regulatory reviews are underway in other jurisdictions for ovarian, breast, pancreatic and prostate cancers.

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, is approved for the treatment of advanced ovarian cancer, metastatic breast cancer and metastatic pancreatic cancer and has been used to treat more than 30,000 patients worldwide. Lynparza has the broadest and most advanced clinical-trial development programme of any PARP inhibitor, and AstraZeneca and MSD are working together to understand how it may affect multiple PARP-dependent tumours as a monotherapy and in combination across multiple cancer types. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

The AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the US and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and potential new medicine selumetinib, a MEK inhibitor, for multiple cancer types. Working together, the companies will develop Lynparza and selumetinib in combination with other potential new medicines and as monotherapies. Independently, the companies will develop Lynparza and selumetinib in combination with their respective PD-L1 and PD-1 medicines.

AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investment that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
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Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (Cardiovascular, Metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (Renal) Environmental, Social and Governance	+44 203 749 5716
Josie Afolabi	BioPharmaceuticals (Respiratory) Other medicines	+44 203 749 5631
Craig Marks	Finance Fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access Retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

References
1.   Bray et al. (2018). Global cancer statistics 2018: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. CA: A Cancer Journal for Clinicians, 68(6), pp.394-424.
2.   Cancer.Net. (2019). Treatment of metastatic castration-resistant prostate cancer. www.cancer.net/research-and-advocacy/asco-care-and-treatment-recommendations-patients/treatment-metastatic-castration-resistant-prostate-cancer Last Accessed: November 2019.
3.   Cancer.Net. (2019). Prostate Cancer - Statistics. Available at: www.cancer.net/cancer-types/prostate-cancer/statistics Last Accessed: November 2019.
4.   Li et al. (2008). Homologous recombination in DNA repair and DNA damage tolerance. Cell Research, 18(1), pp.99-113.
5.   Ledermann et al. (2016). Homologous recombination deficiency and ovarian cancer. European Journal of Cancer, 60, pp.49-58.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 20 January 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary